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                                                Filed by IMS Health Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS A SCRIPT USED IN CONNECTION WITH A TELECONFERENCE WITH INVESTORS AND ANALYSTS ON MARCH 30, 2000:

                               TRIZETTO/IMS HEALTH

                            MODERATOR: JEFF MARGOLIS

                                 MARCH 30, 2000

                                  12:00 P.M. MT

Operator:       Ladies and gentlemen, thank you for standing by. Welcome to the
                Trizetto IMS Health conference call. All participants will be in a listen-only mode for the duration of the conference. As a reminder, this conference is being recorded, Wednesday, March
                30th, 2000.

                I would now like to turn the conference over to Miss Jeff - or, I'm sorry, to Mr. Jeff Margolis, chief executive officer of the Trizetto Group. Please go ahead, sir.

Jeff Margolis:  Thank you very much. To begin, we're going to have Jack Walsh go through our Safe Harbor Statement.

Jack Walsh:     As a standard procedure, I like to red the Safe Harbor Agreement for everyone since I know you've all been waiting for that.

                During today's meeting of IMS Health and the Trizetto Group, we may make certain projections regarding the trends in our business, future events, and future financial performance. We would like to caution you that these statements are just predictions and that actual events or results may differ. Certain factors which cause - which could cause these events or results to differ are described in our filings a the SEC.

                Now let me turn the meeting back over to Jeff Margolis, the chairman and CEO for Trizetto Group.

J. Margolis:    Thank you very much, Jack. And thank you all, ladies and
                gentlemen, for coming our this afternoon. I guess we created some excitement, and what we wanted to do was make sure we had a chance to speak with you directly today. Before I go any further, two quick things. First, I would like to introduce the other folks up here with me today, I think most of you know them. We have Mr. Bob Weissman, who is the chairman of the Board of IMS Health; and Miss Vickie Fash, who is the chief executive officer of IMS Health.

                Yesterday we talked about a union of two companies, that would create the new global leader in electronic health care, IMS Health and Trizetto. Now, what leads us to this conclusion that this is an exciting announcement? Well, let me talk to you about this. This is a unique opportunity in the healthcare e-commerce space, and electronic space, to leverage expertise from two companies. That's never been brought together before. In healthcare it's a huge industry, very fragmented. Information flow between the different constituents is difficult at best, for several reasons. One, each of the different

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                constituencies in health care has a hard time managing and piecing together its own data and information. Because of the inherent complexities in each piece, the complexity of having those different types of information flow together is also extremely complex. I'm going to talk to you about why the combination of the Trizetto Group and IMS Health is going to fix that problem for the industry today and on into the future.

                Let me take you immediately to the deal premise. What you have up here is two very strong companies, IMS Health and Trizetto. Trizetto, today, is the leading healthcare application services provider. We created the ASP in healthcare. We are the only vendor independent ASP in healthcare, but, there's a great opportunity, and I'm going to talk about that.

                Now, IMS Health, clearly, is the leading pharmaceutical information company in the world market share, 250,000 points of data collection. Over 98 percent of all the prescription information in the United States flows through this company. That information's valuable the way it's being used now, but there's still greater value to unlock. As you look at these statistics that the two companies bring to the table here, what I want you to know is that what Bob and Vickie and I have been thinking about, because we're strong companies, because we're company that execute and perform is not just what has to go on next quarter, or the quarter after that, okay? We're very secure about those things. We're trying to look at what's going on in the overall healthcare landscape, and make sure we have a company that is positioned to be a leader in the space immediately, and on into the future, and be in a position to protect that leadership.

                Now, I'm going to take just a moment to talk to you about what this market opportunity means, and why bringing the companies together makes so much sense. Those of you who listened on the conference call yesterday may have some familiarity with the Trizetto model. And in the Trizetto model what we say is companies need connectivity infrastructure to connect themselves to themselves, on a technical basis, and to the outside world, using technology such as the Internet. They need to run the primary applications and related business services to run their day-to-day business. Pharmas, payers, and providers.

                They need to take the information that gets produced in each of those segments of these transaction systems, and take in data from outside sources, and turn them into information for both administrative and clinical decision-making. That is what a good information technology strategy means, and that is what most healthcare companies, today, cannot accomplish with their internal resources. And the cost of capital for them is very high to get there.

                Well, why does this make sense? Let's take a look at the segmentation. Most of you already know that Trizetto serves the payer industry on an ASP basis. But, there's another huge chunk our there, and it's the pharma space. And that is the space that we have not been able to access, but a space that is critically important to providers and payers in terms of communication, not to mention what the pharmas need to accomplish themselves. And then getting back to the model, application services is one way we serve these customers, so on a subscription basis they can receive the information technology they need to run themselves on a month-to-month basis. Okay?

                Now, for different kinds of companies, sometimes that means running transactions systems, sometimes that means having the critical information they use to run their sales forces, to make their product decision, and so forth. How do they communicate among one another? Well, there has to be communication technology, and the Health Web business-to-business portal, which is already being implemented in the 9.5 million pair lives in the United States, and the I squared portal, which is a global portal for the pharmaceutical industry make good sense to put together. And IMS is highly skilled in


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                creating products that where the data isn't just raw data, and it's not just an information to query, but productizing the information for customers so they can access it easier and, frankly, they pay for that kind of information.

                Well, if you look at this 27 box queue, right off the bat you can see that IMS Health dominates the pharma industry for information delivery products and the information access and reporting area as a portal that is getting started but will naturally become the standard of the industry given their market share, and is able to assist delivering mission critical information to the pharmas to help them run their day-to-day business. Well, as you go down this pharma slice here other opportunities are helping provide connectivity infrastructure and primary applications and services they need to do their day-to-day business, not currently accessible to Trizetto.

                If you look at the payers' segment, or the providers' segment, Trizetto, currently, is able to cover each of those segments very well. We have multiple vendor relationships with over 30 different software applications vendors, dozens of technology vendors. The idea is if you're going to create an electronic world in healthcare you have to be able to allow your customers to bridge their way between any of these 27 cubes. And if you're a healthcare entity, and I can tell you, having spent 15 years in the industry as a chief information officer for some of the largest healthcare concerns in the country, that if you don't have a strategy you can easily get yourself boxed in one of these 27 cubes and not be able to work your way out of it without tremendous time and expense. And this is why healthcare information systems often fail, because each of these boxes is huge. As a matter of fact, if you take a look at the intersection of information access and reporting, in the pharma industry we have a $1.5 billion company just for that cube. This gives you some idea of the size.

                Next slide, please. So this immediately, this transaction makes us better from the get go. We take the unparalleled domain expertise of IMS, and the payer and provider expertise of Trizetto, and we can address pharma payer provider. Only company in the world that's going to be able to to that. Our geographic presence, IMS is in 100 countries. I think Vickie's been to every one of them. She's promising to take me with. And Trizetto has a strong presence in the United States, but the results of that is a global capability. And I want you to think about that, not just because of the distribution capability of IMS data, but the incredible industrial strength information infrastructure that IMS already has in place in those countries, processing power, communications hubs, and on-the-ground sales force.

                From an application services standpoint IMS provides mission-critical information to the pharma industry and to the payer industry through its Erisco product. Trizetto has relationships with a number of other payer and provider software application companies. Again, we've got the whole space covered. I already mentioned the Internet portal. The Health Web portal is meant to answer the question - this is not a content portal, folks, this isn't a consumer-based portal where you're looking to find medical content. This is a portal so that if you're a worker in a healthcare concern, or if you're a professional in a healthcare concern, payer, provider, or pharma, from a single browser enabled desktop you can access all of the applications, business-to-business content, and electronic commerce services you need to do your job.

                Now, we've been engineering this for many years. It takes a long time to put the technology in place so that you can work with the abundance of Legacy systems that exist out there in the world. And it's the Legacy systems you have to tie into. You can't just sprinkle Internet pixie dust on the healthcare segment and make it work. Okay?

                The information context, turning data into useful information. Well, guess what? It's pretty easy to buy a database, and it's pretty easy to load it on a computer. And then


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                what happens is you have to start thinking about what you're going to do with that and how you're going to store the data and what questions it's going to answer and how you maintain the quality of that data and where does it get its input from from the various systems in your company, and, oh, by the way, most of the information needed isn't even in your company, you need to get it from outside sources, you need to put that data together, integrate it, and turn it into information. That takes incredible domain expertise.

                At Trizetto, we say it takes five years to develop an information technology professional that has a high enough understanding of the business to be able to do data modeling in healthcare. And then they're just able to, perhaps, manage a piece of a project, not, necessarily, lead it. So we instantaneously have the best of class pharma, payer, and provider information context experts in the company as well.

                Next slide, please. Now, having said all those wonderful things, and we feel very strongly about why this deal will be successful, we understand that we had some difficulty yesterday with the reaction to this deal. So we're going to take these head on with you today, and answer the following questions: Why are we merging? Why the complex structure? I assure you we didn't do it to cause pain. Why the RX tracker? Who's going to be running this company? What are the numbers? And, most importantly, why should you remain investors in either or both companies? So that's where we're headed. We're going to answer those questions directly, starting now.

                Next slide, please. And, Vickie, who's going to join me, I will handle the first part of this slide and turn it over to Vickie to talk to you about the answers to a number of these questions. But the merger rationale for Trizetto, on its face, is pretty obvious, it accelerates the growth of the ASP. Those of you who invested in ASP because you wanted pure, high-growth ASP type of company, we can make it move faster. We can open up that whole slice you saw in the cube, that access to the pharma industry, and we have an opportunity to take this already market-leading Health Web portal on a business-to-business basis, and using the multi lingual talents of my colleagues up here on stage, export that to the rest of the world.

                I'll have Vickie take you forward on the merger rationale from the IMS side, and the other questions.

Vickie Fash:    Thank you, Jeff. Good afternoon everyone. There were three assets that IMS was interested in with regard to the Trizetto company. One of the questions that I've been asked repeatedly in the last 24 hours is why this particular company? What was so interesting and attractive about Trizetto? Those three items are, first of all, technology leverage. As you heard from Jeff, at its heart Trizetto is a technology company and it is an Internet technology company. As many of our IMS investors in the room know, IMS is also a technology company, trying to move into the Internet world. This is something we've been talking with you about for many, many months now, you've seen our new portal come out, you've seen our initial series of attempts to move IMS into this Internet world, but it is a long journey to get there.
                Decision, with regard to Trizetto, was to leverage the Internet technology assets of Trizetto with the IMS technology assets on the ground around the world today. Together they're far stronger and more powerful. Initially, you have the best of breed in IMS, the best of breed in Trizetto, old world-new world, if you will, and together they're far stronger than either is standing alone.

                The second asset that we were interested in was Health Web. This is the portal that Jeff talked about, a pure B-to-B portal, therefore, very consistent with the way IMS runs and works today in our business model. IMS, as you know, is also pure B to B, therefore, this is a highly leverageable asset. Our intent is to combine the Health Web portal with the work that's already been done on the I-squared portal, and, again, together they are far more powerful than either on a standalone basis.


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                And, finally, people. We have met many of the Trizetto people and I can personally tell you they are first class. They are experts in two things, technology and, also, healthcare. They know and understand the world of healthcare. This is a very important distinction from many of the other companies that we have spoken with, and that is a critical distinction for IMS going forward because, consistent with IMS, which is steeped in the knowledge of pharma, the Trizetto people are steeped in the knowledge of healthcare. And, again, for the whole series of new products that we're going to talk about today, that is a critical, distinctive, competitive advantage in our view.

                Now, many of the questions that we received relate to the transaction structure and why is it structured this way. I will try to take those head on for you this afternoon. They also relate to the synergies, what are the synergies, and how do those translate into the financials on a go-forward basis. So those are the major points that I would like to try to cover with you in a little bit more detail than we did on the call, and then we'll open up the floor for questions. [Inaudible].

                Okay. So what's the rationale here in terms of the synergies from a merger perspective, as opposed to, again, a common question yesterday was, guys, why didn't you guys just outsource this? If you think about, if I may use an obvious analogy, a car, if you consider IMS to be a car, and the engine of IMS, today, is technology, which it undoubtedly is, IMS at its heart's a technology company that produces information products. If you are going to change out your engine you don't want to outsource that work. IMS's technology factory is constantly being retooled and upgraded and changed and updated for new technology advances, new products, new applications, new statistical algorithms, new data sources, it is like a living organism. So to outsource something that is constantly being updated doesn't make a lot of sense because you will instantly lose the knowledge of the people who worked on the outsourcing project. So our decision was, in terms of a buy versus build, internally, but, also, a buy versus build in terms of an outsourcing function. We don't think, based on the nature and the soul of our business, if you will, that outsourcing this technology evolution is the right business decision for IMS today.

                There is also a speed issue here. We have talked with many of you about the need for speed and the urgency of moving IMS forward into the Internet world as rapidly as possible. It was our judgment that by taking this step we would accelerate that progression very dramatically. We believe it is a three- to five-year process building, again, internal build, to migrate IMS to this new technology series of platforms. We think that is simply too slow.

                There is another important merger synergy here, which is market expansion. In essence, what happens is Trizetto can move into the pharma sector, IMS can move into the broader healthcare arena. This generates new product opportunities, new revenue opportunities for both companies going forward.

                And, finally, the ability to maximize asset and resource leverage is one of the main reasons for the nature of the structure of the transaction. Go on. Okay. Take a closer look at the transaction structure. So we start with the two equities that are publicly traded in the marketplace today, IMS Health, which trades on the New York stock exchange under RX, and Trizetto, which trades on the NASDAQ under TZIX. What will happen, literally in an instantaneous moment in time, when the deal closes, is the Trizetto Group will be created, that will issue three separate equities, Strategic Technologies; RX, and TZIX.

                Strategic Technologies will be structured as a spin off. It will have an independent Board of Directors, an independent management team, very similar to the classic spin off


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                profiles of all of the other spin offs that have happened since the original D&B spins occurred. Very similar. RX and TZIX will be publicly traded equities. RX will continue to trade on the New York Stock Exchange under RX. TZIX will continue to trade on the NASDAQ under TZIX. They will share a common Board and a common management team structure, but very, very different equity profiles.

                Now, if we take a look at - I think it's yours. If we take a look at the components from a business perspective of what is in the three equities that will be created, it's pretty straightforward. RX will hold the core IMS business, the market research business, and the sales management business. These are the database businesses. So, in essence, what this does is it sharpens the focus of IMS on its database businesses. It will also continue to hold Cognizant Technology Solutions, which is part of our IMS Health group today. What we're going to do is combine Trizetto with Erisco. Erisco is a payer-based company. It shares many common customers and many business synergies with Trizetto. It is a very logical combination. It's much more logical to put Erisco with Trizetto, candidly, than to leave it with IMS. Erisco is a software company, it is not a database company. So Ariso will reside with TZIX, and, again, ST will be a separate, standalone corporation.

                Now, why do it this way? This is the most important question, why do it this way? Why not simply merge the two together? Right? Okay. There are a series of reasons why that I would like to walk through with you, and ask you to keep in mind, as we walk through these, the merger with AOL and Time Warner, the merger with AOL and Time Warner. Because a key objective of this strategy is to overcome many of the issues in merging an off line, an old economy company, if you will, with a new economy company. That's what this is attempting to do. It is attempting to create a structure that will balance those two worlds and preserve the investment profile of both of those worlds and both of the equities as they are constructed today, without ending up with a blended multiple and, essentially, the Trizetto flier, the Trizetto Internet equity being lost inside of IMS.

                Now, if you look at the equity profiles of these two companies, they are dramatically different. They are dramatically different. Specifically, RX, IMS is valued on EPS, is valued on EPS. It is, therefore, not at all the same, of course, as Trizetto, which is valued on a multiple of revenues. One of the reasons for the construct with Trizetto the way it is is, simply stated, to preserve the purity of the profile of RX. What you'll see if you're an existing RX investor, is that this is virtually identical to RX's current profile. And, in fact, that is part of the rationale. Revenue growth in mid teens, operating margins 30 percent plus, strong positive cash flow, modest debt. That is the profile of IMS Health today, that does not change with this transaction. TZIX, revenue multiple basis; high revenue growth, very high revenue growth; losses in 00; profit in 01; cash consumption; and no debt. Again, that is very consistent with the current TZIX profile. And, as you can see, once again, just to repeat the point, they're dramatically different equities. They also, today, have dramatically different investor bases. So the important point here is to acknowledge that they are different, and to allow investors a choice.

                So the rationale, therefore, or the structure is to preserve those two very distinct equity profiles; to enable, at the same time, a common management of resources across those two companies to leverage both more effectively, things like the technology infrastructure, as an example, things like investments, as an example; to provide investors with a choice; to solve the blended multiple issue that was so apparent in the only other online/off line merger of size yet announced, AOL Time Warner; and to unlock hidden value from the current IMS portfolio of assets. This is, in fact, the reason for the Strategic Technologies spin off.

                Those of you who are familiar with our ST business know that once again that is a very different business from the IMS database businesses. It is a sales force, automation


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                system business, essentially, a software business. And if you are familiar with its competitors in the marketplace, it has a virtually identical company profiled competitor called Dendrite in the marketplace. ST is almost exactly the same size as Dendrite, it has almost identical growth-rate profiles, and, again, part of the rationale for the transaction is to free the value of ST so that it has the potential for expansion to a comparable valuation level with a Dendrite.

                Spend a few minutes on the revenue synergies that we believe are very executable in the transaction. These, essentially, bucket into two major groups, if you will, those on the ASP side, and those on the information product side. And I'd like to ask Jeff just to spend a few minutes on the ASP revenue synergies.

J. Margolis:    Very quickly, Erisco has a footprint of 70 million members in the United States that utilize the software. It's the highest market share software program out there in the pair space, and for certain medium- and large-size payers it's their best choice. So we will immediately begin offering Erisco on an ASP basis. And we will immediately be going to the existing customer base of Erisco, the standalone customer base, and trying to convert them to ASP customers, as we have done successfully in the past with our own enterprise manager software on the practice management side, where we converted about, approximately, 80 percent of our standalone customers to ASP.

                Entering the pharma space, the pharma companies have spent a lot of time, actually, for a long time they've been outsourcing a primary amount of their information technology needs, and as different combinations occur change always triggers need for differences in services, and whether it be financial systems or sales support systems or productizing or injecting the IMS data into other products that the pharmas use on a day-to-day basis, as opposed to just handing them information, we will access pharma. And perhaps the most exciting thing here, I think we got a really good thing going with the ASP and healthcare in the United States, but there's needs around the world. Much of what we do is already relevant, and, again, I'll just point you out to the existing industrial strength technology infrastructure of IMS Health that exists around the world today, and also the on-the-ground sales force that used to selling technology products.

V. Fash: [Inaudible]. As we've been talking about with you, there are a series of new information products for pharma that are potentially enabled by the presence of the Internet. The presence of the data is not something new, however, the ability to access this data on a cost-effective basis is a critical new element that the Internet brings to play in this synergy arena. Now, there are a series of products listed up here that we think are a value, clearly, to pharma, which we have assumed we are going to move after and capitalize on in the future. However, one of the attractive things about Trizetto is these products are, in many cases, also a value, potentially, in the payer space as well.

                So, in other words, the information, once you have the information captured in a data file you have the ability to generate products to multiple constituents, to multiple audience from that central database repository. Let me give you an example of what one of these is. Medical products, there is a whole series of information resident today that IMS already captures related to the practice of medicine. This information is, of course, obviously, the prescription databases, which are huge, and that is, essentially, the majority of our revenue sources today are driven by that product series. However, there are also additional clinically based information products that we capture today.

                Much of the data for these products is resident in two areas. It's resident in the doctors' offices, in the doctor's practice, and also resident with the insurance companies. Not in terms of the claims information, but in terms of treatment information that the insurance companies retain. Therefore, the ability to capture that information at a level of scale, that's the key point here, at a level of scale, similar to the huge massive scale databases


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                that IMS runs its products off of today, is what this play is all about in terms of generating that new product series. That new product series would have very high value. Certainly we already know this from talking to our pharmaceutical customers for pharma, but we believe it could also have very high value to the payers as well. Launch provider promotion, these are flavors of other similar products. The important thing that they share in common is that they require the integration of multiple databases from multiple points of source. So this is not a single source, it is, essentially, a replication of the current IMS business model, but extended into the broader healthcare arena. Okay?

                We have also indicated cost-saving synergies that we have ranged in the 20 to $50 million on an annualized basis, that we believe will be achieved by year three. These are in two primary areas, technology and in infrastructure. By the combination of the technologies in the two companies that are existent today, and the acceleration of the pace at which we move IMS into an Internet world, not only in terms of our products but in terms of our production processing, we believe that we can drive down the cost points, drive down the fixed costs rather dramatically in a fairly short horizon. This is important because if you know our business model, what you will recognize is that our costs in these areas tend to be relatively static, so the reduction of costs in these areas is something that we'll hold at a level going forward. Infrastructure, of course, this is the normal things that you would expect in any merger from infrastructure savings, however, the big play here is in the combination of technology.

                Now, we'd like to give you a snapshot of the out year projections on revenue and net income for the IMS pro forma new company, and the Trizetto pro forma new company, and let me just give you the basis for these and then I'll ask our two CFOs to walk you through them. What we have done is to try to show you a 1999 historical snapshot. So, in other words, if, and we'll be glad to get these to you soon, I have to write them all down, but what we're trying to do here is show you a '99 snapshot as if the company had been running this way in terms of its '99 baseline. So this is a baseline set of financial that you're going to see, it does not include the synergies. It does not include either the revenue synergies or the cost savings that I showed just a minute ago.

                Okay, so what I'd like to do is ask Jim Malone, from IMS, to start. Jim?

Jim Malone:     As you see here, these are the pro forma -- numbers under 1999 reflect the transaction on the - restated. And moving forward, as Vickie had said earlier, IMS is going to continue performing the way it has in the past, and these are our projections. We continue to show strong, strong growth on the revenue line. On net income, again, we have reflected the transaction by moving
                Erisco, ST, and the pro forma net income reflects that. Again, we continue to show very, very strong growth. As we said on the call yesterday, we will be issuing a very detailed investor pack, similar to the ones we have done in the past, in the next two weeks, to really walk you through these numbers. But we just wanted to give you a little comfort level here, to say that IMS is going to continue as it has in the past under this new transaction.

V. Fash: Okay. Yeah. Next slide [unintelligible]. Okay. So what are the important take-away messages with regard to the IMS core financial performance? The important take-away messages are the growth and profit profile is very consistent with what IMS is showing investors today, so in other words, no change. We are going to also see improved margins and cash flow. Now, why? The reason is pretty straightforward. What you're doing is you're taking out Erisco, right? Because it goes to the Trizetto company. You're taking out Strategic Technologies as it spins. These businesses are lower margin than the core IMS database businesses, and they have lower relative cash flow. So the lifting out, if you will, of those two businesses improves the performance profile. And, finally, the synergies are additive in terms of revenue upside and cost savings upside. [Unintelligible].

Mike Sunderland:Thank you, Vickie. My name is Mike Sunderland, I am the CFO of the Trizetto Group. Just to take you through the Trizetto projections on a combined basis, pro forma basis, if you will, in 1999 the combined revenue is 81, we expect that to grow, this is pre-synergies, okay, to between 110 and 120, growing out to 2003 to between 280 and $290 million. Those are growth rates that represent 42 percent year over year, low 40s into the low 30s. Okay? Now, when you add the synergies on top of that revenue, the synergies are going to be created, as Vickie had indicated, and Jeff had indicated earlier, by the incremental products that we expect to bring to bear to the market as a result of this transaction.

                And in terms of total revenue, we are growing from the base, existing base of 81 to between 365 and $375 million by 03. What, essentially, that means is we are able to apply the identical or, in fact, higher growth rates, that we have projected to the street for Trizetto alone, on a much higher base of both revenue and EBITDA here. So it's important for everybody to understand here that from the street perspective, the highest street view, if you will, of Trizetto, was growing at approximately 2 - in the out years, to $211 million in terms of revenue, and $51 million in terms of EBITDA. This is incremental. And I think it clearly shows that.

V. Fash: Okay. So, again, just to translate into English what the numbers are saying, we double the revenue base for Trizetto. There is, clearly, an acceleration, and remember, Trizetto is a revenue multiple entity, therefore that acceleration is extremely high value in terms of driving the equity value of the Trizetto group. So acceleration and what is already very rapid ASP top line growth, higher profitability in 2001. Again, this is simple math. The Erisco business is profitable today, so when we look at the out year horizons the absolute profit level is higher for the new Trizetto Group. And, finally, again, the synergies, as you saw, are additive. Okay?

                So if you sum all of this up on a 2000 through 2003 horizon, you end up with a revenue total that you see up there at the top, and cost synergy upside in the 20 to 50 mil range. And, as you can see, it is a fairly significant and fairly steep revenue growth ramp. So let's go on to the governance issues, if we may, and I'll ask Jeff to be up with me on this one.

                Who will be running the company? This is, in essence, a shared governess structure, and it is one company with two separately traded equities. Bob, Jeff, and I will be running the company as the executive management team. The Board structure is a shared governance structure. We'll have three independent Directors from the current Trizetto Group, three independent Directors from the current IMS Health Board, and the three of us will comprise the new Board of Directors.

Unidentified:   It's shared.

V. Fash: We think that this is, again, not only focused management power, but the ability to combine the best of the old world and the new world in terms of management talent, if you will. IMS is, clearly, a large company with a huge global presence with a strong operational track record with a management team that's been in place and successfully executing and successfully delivering for many years now. Trizetto's got exciting, energetic, aggressive, young Internet talent and management, as you can see for Jeff, so the ability to have both of those in the same company, working together to build a future company that, again, combines the best talents from the old economy and the new economy is what the management story is all about there.

J. Margolis:    One of the reasons I can appreciate the structure we have set up is because I have spent a majority of my career in older types of companies. Last stint was a $4.5 million company, and what I found, immediately, in talking with Vickie and Bob and IMS was this level of executive management oversight. I don't know how many of you have ever been CEOs or presidents of publicly traded companies, anyone out there in the room? There's a lot to do, there's an awful lot to do. You have a Board that you interact with and manage, and we're all on the Board. You have to deal with financial issues, deal issues. We have to take care of our constituents. We have to take care of the analysts, we have to take care of our shareholders, we have to take care of our employees. In a big company that's a lot of stuff to do. Okay? When a company is trying to accelerate its growth path, it is trying to technologically retool itself, and it's trying to be out there out front as a market leader you need to do some divide and conquer work. And I think the structure we have set up is a very comfortable one, I know it is for me, to rely on the background and strength of Bob and Vickie to oversee the executive functions of the company while I take on the operating and strategic role in conjunction with them, and help - we all work together to get this thing moving a little bit quicker. That's the kind of focus, I think, makes sense. Otherwise, when you put two companies together, if you don't have someone paying enough attention to that integration and to what makes them work together you can have some problems, and I've been through about half a dozen major mergers and acquisitions in my career. This makes sense.

Unidentified:   [Unintelligible] stated emphatically.

V. Fash: So if we summarize then why we believe this deal generates value to IMS Health shareholders today, there are series of, we believe, compelling reasons. The first, of course, is this is an Internet play, but it's an Internet play with a difference, it's an Internet play that couples the very solid rock of Gibraltar equity with a rocket ship Internet company in what we think is a very compelling combination. It unlocks hidden value in terms of, obviously, the synergies, but also the release of the Strategic Technologies equity to trade independently in the marketplace, it accelerates the Internet conversion process for the IMS Health business, and, as well, opens up a series of new data sources and, therefore, broadens market opportunity, plus the leverage that we get from the knowledge of the payer space brought to us by Erisco and Trizetto, and, finally, it's sustains our competitive leadership by taking us the next step in the evolution of IMS from both a business model perspective, and also from a technology perspective.

J. Morgalas:    From a Trizetto perspective, again, it's straightforward. We're growing this ASP fast, we want to grow it faster, we want to keep gaining market share and footprint out there in the marketplace. I think most of you know the ASP is a pretty solid business model. I know we get referred to as an Internet company because we have Internet-enabled technology, but the way an ASP makes money is it gets a subscription fee for a level of services, and each year the people costs, the technology costs, and the software costs related to that decline on a relative basis to revenue, and you grow your EBITDA and your profitability in out years. If you grow that faster you make more money, and we certainly created the company to make real live returns for our investors. And when I mentioned earlier that we have to look out more beyond a quarter or two, I'm not worried about the next quarter or two. I'm worried about growing
                Trizetto into the largest company, the largest market share position that it can be going forward, and there's moves afoot in the market today that make sense for us to take this kind of action now.

                We've already talked about global expansion entry into the pharma, just a word about cash. Frizetto manages its cash well. Those of you who know us know that our burn rate on cash is significantly lower than other technology companies in the e space, and much, much lower than pure Internet companies. But, the question is can we grow faster with cash resources that aren't necessarily available to us today, and if we can access those cash resources on a very easy and non-dilutive basis? And the answer is, of course we can. Of course we can grow faster, and of course we can do more. So that is one of the reasons for this deal structure and the ability to take assets across the two different companies with a single Board governance structure.

                So you put this all together. We tried to answer or address your questions today, why are we getting together? Why the structure? Why the tracker and the different equity profiles? Who is going to run this company? What are the numbers? And why would you, as an investor, want to continue to hold this company. Now, it goes without saying that we created some confusion yesterday in the marketplace. Bringing, as Vickie said, different investor profiles together. We're aware of those different investor profiles. If you look at the metrics on a pro forma basis of IMS pro forma, Trizetto pro forma, and the ST spin, I hope that leads you to a conclusion of why we thought this was a fair deal for our investors, and then, why, after the time of the clothes we think we got a rocket to strap onto here.

                We are committed to being the global leader in the healthcare space, and with that we would, I guess, open up for any questions you may have for Bob, Vickie, or myself. And I'm going to let Bob -

Bob Weissman:   Uh-huh.

J. Margolis:    -- who has the true radio voice, moderate the question and answer session.

B. Weissman:    Yes.

THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (V) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL

RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.